PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH. D.C. 199 SECTION

No/Date : ΦΙΔΝ 143 / 27-3-2007

BY COURI

07022409

Securities a
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

dlw 4/10

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. held, on Tuesday 27 March 2007, the presentation to the Analysts for the financial results for the year 2006. The electronic form of the presentation can be found on the Company's web site (www.dei.gr).

Athens, 27 March 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC MAIL PROCESSING
RECEIVED
MAR 30 2007
WASH. D.C. 199 SECTION

BY COURIER

No/Date : F/D1-142/24.3.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 8 2007
WASH. D.C.
199

PRESS RELEASE

PPC's CONSOLIDATED 2006 FINANCIAL RESULTS

ATHENS MARCH 27,2007

- Total Revenues increased by 11.6% and amounted to € 4.79 bil versus € 4.29 bil in 2005.
- EBITDA was € 739.7m, compared to € 900.7m in 2005.
- Financial expenses decreased by 4.1% and amounted to € 123.2m, compared to € 128.5m in 2005.
- Net income for the year 2006 amounted to € 22.1m, a decrease of 83% compared to € 129.8m for the year 2005, a reduction mainly attributed to exogenous factors.
- Capital expenditure amounted to € 713.3 m, versus € 739.2 m in 2005.

More specifically,

REVENUES

Revenues from energy sales increased by 12%, from € 3,965.3m in 2005 to € 4,442.6m in 2006, as a result of an increase in sales of approximately 5.8%, of an average electricity tariff adjustment of 3.2% in September 2005 and 4.8% in August 2006, as well as of a change in the sales mix.

OPERATIONAL EXPENSES

Operational expenses (excluding depreciation) increased by 19.4%, from € 3,390.2m in 2005, to € 4,047.7m in 2006, an increase mainly attributed to the increase in expenditure for liquid fuel, natural gas and energy purchases. More specifically, the rise in liquid fuel and natural gas prices, compared to the year 2005, resulted in an increase of the corresponding expenditure by € 263.6m. In addition, expenditure for energy purchases marked a significant increase, from € 240m in 2005 to € 523.8m in 2006, an increase of 118.3%, mainly due to the sale of larger quantities of electric energy from third parties to the Pool and to the increase of the System Marginal Price. Thus, increased expenditure for liquid fuel, natural gas and energy purchases were the main reasons that led to a reduction of Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) by 17.9% compared to the year 2005, to € 739.7m.The electricity tariff adjustments of 3.2% in September 2005 and of 4.8% in August 2006 did not cover the negative impact from the sharp rise in fuel prices and in the expenditure for energy purchases.

Payroll expenses increased by 7.1% from € 1,269.9m in 2005, to € 1,360.5m in 2006. This increase is attributed to the impact of the new collective agreement, to seniority salary adjustments and to the decrease of payroll capitalized. Total payroll expenses in 2006

include an amount of the order of € 12.5m, related to a one off expense, for a limited voluntary retirement scheme for certain of PPC's senior managers.

Based on the estimation of the actual CO_2 emissions during 2006, the Company did not incur a deficit of CO_2 emission rights. Despite this fact, 2006 results have been affected by an expenditure amounting to €10.1m as a result of the valuation at 31.12.2006 present values of the outstanding emission rights purchases. In 2005, the expenditure for CO_2 emission rights purchases amounted to € 12.6m.

EBITDA margin reached 15.5%, compared to 21% in 2005.

FINANCIAL EXPENSES.

Despite the increase in debt to € 3,847m from € 3,833m at the end of the year 2005 and the significant increase of lending rates in the european capital markets between the years 2005 and 2006, PPC achieved a decrease in financial expenses of 4.1%, from € 128.5m in 2005 to € 123.2m in 2006.

PARTICIPATION IN ASSOCIATED COMPANIES.

The share of loss in associated companies decreased to € 7m from € 13.2m in 2005 and corresponds to PPC's investment in Tellas S.A, the telecommunications company.

The share of profit in associated companies is due to the fact that LARCO, a nickel producing company in which PPC holds a 28.6% stake, is achieving an improvement of its profitability as a result of the significant rise in nickel prices. This share of profit amounted in 2006 to € 9.1 m. The corresponding magnitude in 2005 was zero.

Headcount, excluding personnel assigned to HTSO, was reduced to 26,208 employees as compared to 27,246 at the end of 2005.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (€ mil)

	2006 Audited	2005 Audited	Δ%		2006 Audited	2005 Audited	Δ%
	GROUP				PARENT COMPANY		
Total Revenues	4,787.4	4,290.9	11.6%		4,787.4	4,290.9	11.6%
EBITDA	739.7	900.7	-17.9%		733.6	895.8	-18.1%
EBITDA Margin	15.5%	21.0%			15.3%	20.9%	
Profit before Taxes & Fin.Expenses	163.1	337.2	-51.6%		162.3	337.5	-51.9%
Margin	3.4%	7.9%			3.4%	7.9%	
Net Income	22.1	129.8	-83%		49.4	145.9	-66.1%
EPS (In euro)	0.10	0.56	-83%		0.21	0.63	-66.1%

No of Shares (m.)	232	232		232	232	
Net Debt	3,755.4	3,754.8		3,759.1	3,763.6	-0.1%

Summary Profit & Loss (€ mil)

	2006 Audited	2005 Audited	Δ%	2006 Audited	2005 Audited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	4,787.4	4,290.9	11.6%	4,787.4	4,290.9	11.6%
- Revenues from energy sales	4,442.6	3,965.3	12.0%	4,442.6	3,965.3	12.0%
- Other revenues	344.8	325.6	5.9%	344.8	325.6	5.9%
Total Operating Expenses (excl. depreciation)	4,047.7	3,390.2(1)	19.4%	4,053.8	3,395.1(1)	19.4%
- Total Payroll Expenses	1,360.5	1,269.9(1)(2)	7.1%	1,357.0	1,266.7(1)(2)	7.1%
- Total Fuel Expenses	1,257.4	993.8(2)	26.5%	1,257.4	993.8(2)	26.5%
- Energy Purchases	523.8	240.0	118.3%	533.5	249.2	114.1%
- Transmission System Usage	285.4	269.3	6.0%	285.4	269.3	6.0%
- Other operating Expenses	620.6	617.2(2)	0.6%	620.5	616.1(2)	0.7%
EBITDA	739.7	900.7(1)	-17.9%	733.6	895.8(1)	-18.1%
EBITDA Margin	15.5%	21.0%		15.3%	20.9%	
Depreciation and amortization	576.6	563.5	2.3%	571.3	558.3	2.3%
Profit before Taxes & Fin.Expenses	163.1	337.2(1)	-51.6%	162.3	337.5(1)	-51.9%
Margin	3.4%	7.9%		3.4%	7.9%	
Financial Expenses	123.2	128.5	-4.1%	123.3	128.7	-4.2%
- Net Financial Expenses	133.0	121.8	9.2%	133.1	122.0	9.1%
- Foreign Currency Gains / (Losses)	9.8	(6.7)		9.8	(6.7)	

Share of loss in associated companies	7	13.2	-47.0%	---	---	
Share of profit in associated companies	9,1	---		37.0[3]	---	
Impairment loss on subsidiaries	---	---		1.2[4]	---	
Pre-tax Profits from continuing operations	42.0	195.5[1]	-78.5%	76.0[5]	208.8[5] [1]	-63.6%
Profit after tax from continuing operations	22.1	129.8[1]		49.2[3]	145.8[5] [1]	-66.3%
Profit after tax for the year from disposal group	---	---		0.2[5]	0.1[5]	
Net Income	22.1	129.8[1]	-83%	49.4[5]	145.9[5] [1]	-66.1%
EPS (in Euro)	0.10	0.56	-83%	0.21	0.63	-66.1%

Summary Balance Sheet & Capex (Euro m)

	31.12.2006 Audited	31.12.2005 Audited	Δ%	31.12.2006 Audited	31.12.2005 Audited	Δ%
	GROUP			PARENT COMPANY		
Total Assets	12,938.1	12,662.6	2.2%	13,018.2	12,715.2	2.4%
Net Debt	3,755.4	3,754.8		3,759.1	3,763.6	-0.1%
Total Equity	5,078.4	5,165.2[1]	-1.7%	5,158.3	5,217.7[1]	-1.1%
Capital expenditure	713.3	739.2	-3.5%	713.3	739.2	-3.5%

(1) Adjusted due to the identification and recognition by the Parent Company in 2006 of certain payroll obligations for which no liability had been recognised in previous periods.

(2) Adjusted for comparison purposes.

(3) The share of profit in associated companies in the financial statements of the Parent Company amounted to € 37m, as a result of the valuation of an independent valuer.

(4) The amount of € 1.2m in the financial statements of the Parent Company represents the recognition of an impairment loss of two subsidiaries which are currently under procedures to dissolve their operations.

(5) In December 2006, the Parent Company decided to transfer through the procedure of disposal group classified as "held for sale", to its wholly owned subsidiary PPC Renewables S.A., fixed assets that are used to the Renewable Sources Sector, by an equal increase of its participation to the subsidiary.The amount of €0.2m in the financial statements of the Parent Company represents the net income of the disposal group.

Dr.Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

As 2006 was a challenging year the results for PPC were not satisfactory,reflecting significant increases in fuel and energy purchase costs which were outside our control and not covered by the tariff increases. The outlook for 2007 continues to be challenging, but we are focused on addressing these issues. My priorities for the year include:

- Ongoing focus on regulatory strategy, to ensure a fair regulatory framework for PPC
- Intensifying our focus on cost control and on the management of our generation portfolio
- continuing to develop our other businesses, particularly in renewables and internationally, to generate new sources of revenue
- strengthening PPC's corporate culture as we adapt from being a monopoly to an important player in competitive energy markets

PPC's management team are focused on delivering on these priorities to ensure that PPC is able to address all the challenges that will arise.

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel : +30 210 5225346.

The financial data and relevant information on the Financial Statements for 2006, shall be published in the Press, on March 31,2007.

The financial data and relevant information on the Financial Statements for 2006, as well as analytical Financial Statements for the year 2006, on a standalone and on a consolidated basis shall be published in the Company's web site (www.dei.gr) on March 30, 2007 after the closing of the Athens Stock Exchange.

END